March 17, 2009

VIA EDGAR

Valerie J. Lithotomos Kevin C. Rupert Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Eaton Vance Municipal Income Trust Registration Statement on Form N-14
(File No. 333-156299)

Dear Ms. Lithotomos and Mr. Rupert:

This letter responds to comments you provided to me on February 11 and 23, 2009 and March 4 and 6, 2009 regarding the combined proxy statement/registration statement on Form N-14 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) via the EDGAR filing system on December 18, 2008 by Eaton Vance Municipal Income Trust (the “Registrant,” or the “Acquiring Fund”). The Registration Statement relates to the proposed reorganization of Eaton Vance National Municipal Income Trust (the “Acquired Fund”) into the Acquiring Fund (the “Reorganization”). The Acquiring Fund is also filing a pre-effective amendment to the Registration Statement (the “Pre-Effective Amendment”) concurrently herewith. Your comments and our responses thereto are provided below.

1.	Comment: Please confirm that there are no unpaid dividends on auction preferred shares (“APS”) in arrears.

Response: We confirm that there are no unpaid dividends on APS in arrears.

2.	Comment: Please confirm that the portfolios of the Funds are not being realigned to accommodate the Reorganization. Will the portfolio of the Acquiring Fund change materially before or after the Reorganization, and will there be any change in the way portfolio holdings are valued following the Reorganization?

Response: The portfolios of the Funds are not being realigned to accommodate the Reorganization. The Funds have substantially identical investment objectives, policies and strategies. As a result, each Fund invests in substantially similar securities and (other than the acquisition of Acquired Fund assets) there will be no material change in the composition of the Acquiring Fund’s portfolio as a result of the Reorganization or in the manner in which Acquiring Fund assets are valued.

Valerie J. Lithotomos Kevin C. Rupert March 17, 2009

3.	Comment: In the Capitalization table, please explain why the net asset value (“NAV”) per share of the Acquiring Fund decreases from $8.11 per share to $8.10 on a pro forma basis following the Reorganization.

Response: The slight decrease in the Acquiring Fund’s NAV per share following the Reorganization is due to the expenses of the Reorganization, as also evidenced in the updated Capitalization table as of February 28, 2009.

4.	Comment: Should the legal and accounting expenses of FEV be eliminated entirely in the pro forma Statement of Operations?

Response: No. The pro forma Statement of Operations has been revised to reflect that a portion of the Acquired Fund’s recurring legal fees will be carried over to the pro forma combined fund following the Reorganization.

5.	Comment: Will the rights of the holders of APS of the Acquired Fund be adversely affected as a result of the Reorganization?

Response: No. The Acquired Fund will distribute APS of the Acquiring Fund received in the Reorganization to its APS holders in proportion to their holdings immediately prior to the Reorganization. Because the APS of the Acquiring Fund so received will have the same terms and characteristics as the Acquired Fund APS, Acquired Fund APS shareholders will not be affected by the Reorganization.

6.	Comment: Please confirm that, in considering the Reorganization, the Board of Trustees of the Acquired Fund contemplated the effect of the Reorganization on the APS holders.

Response: We confirm that the Board of Trustees of the Acquired Fund contemplated the effect of the Reorganization on the APS holders and found that, because the APS of the Acquiring Fund received by APS holders of the Acquired Fund will have the same terms and characteristics as the Acquired Fund APS, Acquired Fund APS holders will not be affected by the Reorganization.

7.	Comment: Please confirm that the charter documents of the Acquired Fund and the laws of the state in which the Acquired Fund is organized, The Commonwealth of Massachusetts, do not require a separate vote of the holders of Acquired Fund APS to effectuate the Reorganization.

Response: We confirm that neither the laws of The Commonwealth of Massachusetts nor the Declaration of Trust or By-laws of the Acquired Fund require such a separate vote. A separate vote of Acquired Fund APS holders would be required to approve the Reorganization if the Reorganization would adversely affect such shares, however, because the Acquired Fund APS holders will not be affected by the Reorganization, no separate vote is required.[1]

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1 Pursuant to the By-laws of the Acquired Fund, holders of Acquired Fund APS shall vote separately as one class only regarding (i) any proposal to authorize, create or issue any class or series of shares of beneficial interest ranking prior to the APS with respect to payment of dividends or the distribution of assets on liquidation, (ii) any proposal to amend, alter or repeal the provisions of the Acquired Fund’s declaration of trust, whether by merger, consolidation or otherwise, so as to adversely affect any of the contract rights expressly set forth in the declaration of trust of holders of shares of APS, or (iii) any plan of reorganization

Valerie J. Lithotomos Kevin C. Rupert March 17, 2009

8.	Comment: Please confirm that following the Reorganization two members of the Board of Trustees of the Acquiring Fund will be elected solely by the holders of APS.

Response: We confirm that, like the Acquired Fund, two Trustees of the Acquiring Fund have been elected solely by holders of its APS. Unless otherwise required by the By- laws of the Acquiring Fund, holders of APS of the Acquiring Fund will continue to solely elect two Trustees to its Board following the Reorganization.

9.	Comment: Please confirm that the required terms, conditions and asset coverage for the APS of the Acquiring Fund received in the Reorganization will be the same as for the Acquired Fund APS currently.

Response: We confirm that the required asset coverage, terms and conditions of APS are the same for both the Acquired Fund APS currently and the Acquiring Fund APS to be received in the Reorganization.

10.	Comment: Pursuant to Rule 17a-8 under the 1940 Act, did the Board of Trustees of the Acquired Fund determine that there would be no dilution of the interests of the holders of Acquired Fund APS?

Response: Yes. The Board approved the distribution of APS of the Acquiring Fund to APS holders of the Acquired Fund in direct proportion to their holdings immediately prior to the Reorganization, and determined that the Reorganization would be in the best interests of the Acquired Fund and its shareholders and would not result in any dilution of the interests of Acquired Fund shareholders.

11.	Comment: Will there be an opinion of counsel filed supporting the tax matters and consequences to shareholders discussed in the Registration Statement?

Response: Yes. The opinion of K&L Gates LLP as to such matters will be filed in a post-effective amendment to the Registration Statement.

12.	Comment: Why is the Acquired Fund bearing the cost of issuing new Acquiring Fund APS?

Response: The Acquired Fund is bearing the cost of issuing new Acquiring Fund APS because the Acquiring Fund APS are being issued solely for the purpose of facilitating the Reorganization.

13.	Comment: In the fee and expense table in the Registration Statement, please remove the last line of the table, “Total Annual Fund Operating Expenses (excluding Interest Expense and Dividends on APS),” or move it to a footnote to the table.

Response: This item has been removed from the table and placed in a footnote to the table.

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(including bankruptcy proceedings) adversely affecting such shares or any action requiring a vote of security holders under Section 13(a) of the Investment Company Act of 1940 (the “1940 Act”).

Valerie J. Lithotomos Kevin C. Rupert March 17, 2009

14.	Comment: Should the APS dividend rates quoted in the footnote to the fee and expense table be updated?

Response: No. Because the table is based on the fees and expenses as of the most recent fiscal year end of the Funds (November 30, 2008), these APS dividend rates are also as of that date.

15.	Comment: Please update all figures used throughout the Registration Statement as necessary.

Response: All figures in the Registration Statement have been updated as part of the Pre-Effective Amendment as necessary.

16.	Comment: Footnote 6 to the fee and expense table states that the interest expense related to tender option bond transactions (“TOBs”) is offset by interest income in an amount equal to the expense and as a result net asset value and performance are not affected by this expense.[2] Please describe the effect of an increase in the rates paid to holders of the floating rate notes also issued by the trust issuing the TOBs.

Response: This footnote has been amended in the Pre-Effective Amendment to state that any increase in interest rates paid to holders of the floating rate notes would have an adverse affect on Fund performance.

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The Registrant is responsible for the adequacy and accuracy of the disclosure in each respective filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the SEC from taking any action with respect to the filings. The Registrant acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws.

Should you have any questions or comments regarding this letter, please contact the undersigned at (617) 598-8029.

Very truly yours,

/s/ Christopher Sechler
Christopher Sechler
Eaton Vance Management

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2 As described in the Registration Statement, each Fund may invest in residual interests of a trust that holds municipal securities (“tender option bonds”). The trust will also issue floating rate notes to third parties that may be senior to a Fund’s residual interest. A Fund receives interest payments that bear an inverse relationship to the interest rate paid on the floating rate notes. As a result of Financial Accounting Standards Statement No. 140, interest paid by the trust to the floating rate note holders may be reflected as income in a Fund’s financial statements with an offsetting expense for the interest paid by the trust to the floating rate note holders. Because the interest expense is offset by interest income in an equal amount, the expense itself does not change a Fund’s net asset value or affect performance.